Curated Beverages USA Inc.

Consolidated Financial Statements

For the Fiscal Year Ended December 31, 2023

(Unaudited)

Table of Contents

Curated Beverages USA Inc.
Consolidated Balance Sheet as of December 31, 2023

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$88,293
Accounts Receivable, net	$32,946
Inventory3	$77,814
Other Current Assets	$8,107
TOTAL CURRENT ASSETS	$207,160
TOTAL ASSETS	**$207,160**

LIABILITIES & SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	$37,948
Credit Cards Payable	$37,228
Deferred Salaries	$127,500
Other Current Liabilities	$5,077
TOTAL CURRENT LIABILITIES	$207,753
TOTAL LIABILITIES	**$207,753**

SHAREHOLDERS' EQUITY	
Common stock, authorized 96,100 shares, 36,100 shares issued and outstanding, $0.001 par value	$36
Preferred stock, authorized 3,900 shares, 3,900 shares issued and outstanding, $0.001 par value	$4
SAFE - future equity obligation	$70,000
Additional Paid-in Capital	$241,655
Retained Earnings	-$312,288
TOTAL SHAREHOLDERS' EQUITY	**-$593**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$207,160**

Curated Beverages USA Inc.

Consolidated Statement of Income through December 31, 2023

REVENUES	**$354,479**
COST OF GOODS SOLD	**$122,882**
GROSS PROFIT	**($231,597)**
OPERATING EXPENSES	
Ads & Marketing	$92,094
Commissions and Fees	$20,138
General Business Expenses	$15,711
Travel	$10,161
Payroll	$154,721
Professional Services	$43,350
Rents	$5,916
Warehouse Costs & Shipping	$140,422
TOTAL OPERATING EXPENSES	$482,513
NET OPERATING LOSS	**($250,916)**
NET INCOME (LOSS)	**($250,916)**

Curated Beverages USA Inc.

Consolidated Statement of Equity as of December 31, 2023

	Common Stock		Preferred Stock		Additional	Retained	
	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings	Total
Beginning Balance, April 1, 2022 (inception)	36,100	$36	-	-	$163,659	($61,372)	$102,323
Contributions	-	-	3,900	$4	$77,996	-	$78,000
SAFE Contributions	-	-	-	-	$70,000	-	$70,000
Net Income	-	-	-	-	-	($250,916)	($250,916)
Ending Balance, December 31, 2022	36,100	$36	3,900	$4	$241,655	($312,288)	$593

Curated Beverages USA Inc.

Consolidated Statement of Cash Flows through December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($250,916)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expenses	$0
(Increase)/decrease in assets:	
Accounts Receivable	($29,657)
Inventory	($31,834)
Prepaid Expenses and Other Current Assets	($5010)
Increase/(decrease) in liabilities:	
Accounts Payable	$37,974
Credit Cards Payable	22,674
Other Current Liabilities	$131,680
CASH USED FOR OPERATING ACTIVITIES	**($125,089)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	$0
Cash used for intangible assets	$0
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	**$0**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	$78,000
Issuance of SAFE	**$70,000**
CASH PROVIDED BY FINANCING ACTIVITIES	**$148,000**
NET INCREASE (DECREASE) IN CASH	**$22,911**
CASH AT BEGINNING OF YEAR	**$65,382**
CASH AT END OF YEAR	**$88,293**

1. **Organization and Purpose**

   The Company

   The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (April 01, 2022) through December 31, 2022.

   Curated Beverages USA Inc. was incorporated in the State of Delaware on April 1, 2022.

   Curated Beverages USA Inc. holds the exclusive rights to purchase, distribute, and manufacture the non-alcoholic spirits brand, Abstinence Spirits, in the U.S. market. Products are sourced from Curated Beverages UK Ltd, imported into the United States, and subsequently sold through direct-to-consumer channels, direct-to-retail, and distribution partners.

   Risks and Uncertainties

   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These unfavorable conditions could affect the Company's financial condition and the results of its operations.

2. **Summary of Significant Accounting Policies**

   Fiscal Year
   Fiscal Year The Company operates on a December 31st year-end.

   Basis of Accounting
   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   Cash and Cash Equivalents
   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2023, the Company's cash positions include its operating bank account.

   Accounts Receivable
   The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

   Inventory
   Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Equity**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ninety-six thousand one hundred (96,100), all of which are Class A Common Stock, $0.001 par value per share. As of December 31, 2023, 36,100 shares have been issued and are outstanding.

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is three thousand nine hundred (3,900), all of which are Preferred Stock, $0.001 par value per share. As of December 31, 2023, 3,900 shares have been issued and are outstanding.

4. **Subsequent Events**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.